Exhibit 5.1

July 3, 2003

Silicon Graphics, Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043

Ladies and Gentlemen:

We have acted as counsel to Silicon Graphics, Inc., a Delaware corporation (the “Company”) in connection with the Registration Statement on Form S-4 filed by the Company on April 21, 2003 and amended from time to time thereafter (as amended to date, the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. The Registration Statement relates to the Company’s offer to exchange (the “Exchange Offer”) any and all of its $230,000,000 in outstanding aggregate principal amount of 5.25% Senior Convertible Notes Due 2004 (the “Old Notes”) for a like principal amount of either its 11.75% Senior Notes Due 2009 (the “New Notes”) or its 6.50% Senior Convertible Notes Due 2009 (the “New Convertible Notes” and together with the New Notes, the “2009 Notes”), and such indeterminate number of shares (the “Conversion Shares”) of the Company's common stock, par value $0.001 per share (the “Common Stock”), as may be required for issuance upon conversion of the New Convertible Notes. Up to $78 million in aggregate principal amount of the New Convertible Notes will be issued in the Exchange Offer, with New Convertible Notes allocated on a pro rata basis and any Old Notes not exchanged for New Convertible Notes due to proration being exchanged for New Notes.

The Old Notes were issued under an indenture, dated as of September 1, 1997, between the Company and U.S. Bank National Association (the “Trustee”), as successor trustee to State Street Bank and Trust Company of California, N.A. The New Notes and New Convertible Notes are to be issued under separate indentures to be entered into between the Company and the Trustee (the “New Indenture” and the “New Convertible Indenture”, respectively).

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we are of the opinion that:

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(1) upon the due authorization, execution and delivery of the New Indenture, and the due authorization, execution, authentication, issuance and delivery of the New Notes in accordance with the terms of the New Indenture, the New Notes will be valid and binding obligations of the Company enforceable in accordance with their terms, subject as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally from time to time in effect and to general equity principles; and

(2) upon the due authorization, execution and delivery of the New Convertible Indenture, and the due authorization, execution, authentication, issuance and delivery of the New Convertible Notes in accordance with the terms of the New Convertible Indenture, the New Convertible Notes will be valid and binding obligations of the Company enforceable in accordance with their terms, subject as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally from time to time in effect and to general equity principles; and

(3) the Conversion Shares have been duly authorized, and upon the due authorization, execution and delivery of the New Convertible Indenture, the due authorization, execution, authentication, issuance and delivery of the New Convertible Notes in accordance with the terms of the New Convertible Indenture, and the issuance of Conversion Shares by the Company upon conversion of the New Convertible Notes in accordance with the New Convertible Indenture, such Conversion Shares will be validly issued, fully paid and nonassessable.

In connection with the opinions expressed above, we have assumed (i) the due authorization, execution and delivery of the New Indenture and the New Convertible Indenture, (ii) the New Indenture and the New Convertible Indenture shall have been qualified under the Trust Indenture Act of 1939, as amended, (iii) the due authorization, execution, authentication, issuance and delivery of the New Notes in accordance with the terms of the New Indenture, (iv) the due authentication, issuance and delivery of the New Convertible Notes in accordance with the terms of the New Convertible Indenture, (v) a sufficient number of shares of Common Stock shall have been authorized or reserved and be available for issuance upon conversion of the New Convertible Notes, (vi) the conversion of the New Convertible Notes in accordance with the New Convertible Indenture, (vii) the consideration for the issuance of shares of Common Stock upon conversion of New Convertible Notes shall not be less than the par value of the Common Stock, (viii) there will not have occurred any change in law affecting the validity or enforceability of the New Notes or the New Convertible Notes, and (ix) none of the terms of the 2009 Notes, the issuance and delivery of the 2009 Notes, nor the compliance by the Company with the terms of the 2009 Notes will violate any applicable law or will result in a violation of any provision of any instrument or agreement then binding upon the Company, or any restriction imposed by any court or governmental body having jurisdiction over the Company.

The foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America.

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We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to Davis Polk & Wardwell under the caption “Legal Matters” in the prospectus incorporated by reference therein.

Very truly yours,

/s/ Davis Polk & Wardwell